

Mail Stop 3720

May 6, 2008

Mr. Steven Blondy
Executive Vice President and
Chief Financial Officer
1001 Winstead Drive
Cary, N.C. 27513

>   **RE:**   **R.H. Donnelley Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File No. 1-07155**

Dear Mr. Blondy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel